RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

Writer’s Email Address:	November 16, 2010
alan.seem@shearman.com
Writer’s Direct Number:
(8610) 5922-8002
VIA EDGAR
Mr. Damon Colbert
Ms. Pamela Howell
Mr. Ethan Horowitz
Mr. Brian Bhandari
Mr. John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Xiniya Fashion Limited
Registration Statement on Form F-1
Filed on November 4, 2010
Amendment No. 1 to Registration Statement on Form F-1
Filed November 8, 2010
File No. 333-170368
Dear Mr. Colbert, Ms. Howell, Mr. Horowitz, Mr. Bhandari and Mr. Reynolds:
     China Xiniya Fashion Limited (the “Company”) has requested us to respond to the Staff’s comment letter, dated November 15, 2010, relating to the Company’s registration statement on Form F-1 on November 4, 2010 and Amendment No. 1 to the registration statement on Form F-1 on November 8, 2010. On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

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     The Company has responded to the Staff’s comments by revising the registration statement (“Amendment No. 2”) to comply with the comments, providing an explanation if the Company has not so revised Amendment No. 2 or providing supplemental information as requested.
     The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to Amendment No. 2, which is being concurrently filed today through Edgar.
     In addition to revising disclosure in response to the Staff’s comments, the Company has, among other things, updated portions of Amendment No. 2 to reflect the approval for listing from the New York Stock Exchange and other minor amendments.
     As discussed with the Staff, the Company plans to price the proposed offering on or about November 22, 2010. The Company will be grateful for any assistance the Staff can provide to allow the Company to achieve this timetable.
Dilution, page 37
1.	It appears that the amount presented as your net tangible book value as of September 30, 2010 includes deferred offering costs of RMB 6,794,000. However, it appears that net tangible book value should exclude intangible assets including these types of deferred costs. Please tell us why you have determined that the inclusion of deferred offering costs in this calculation is appropriate or revise your disclosure accordingly. Refer to Item 506 of Regulation S-K.
In response to the Staff’s comment, the Company has revised the amount of its net tangible book value as of September 30, 2010 to exclude deferred offering costs. The Company has also revised the corresponding dilution amounts on pages 30 and 37 accordingly.
Cash Flow Generated by Operating Activities. page 67
2.	We note your response to our prior comment four. Your revised disclosure cites increased sales as the cause of the increases in inventories, trade payables, and trade receivables whereas you previously attributed the increases in trade payables and trade receivables to seasonality. Our prior comment will be re-issued as your revised disclosure does not appear to provide adequate information that will enable an investor to understand the underlying causes of the increases in inventories, trade payables, and trade receivables. Your revised disclosure should explain the impact of factors such as seasonality and sales revenue on these account balances and related turnover ratios during the interim period ended September 30, 2010.

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In response to the Staff’s comment, the Company has revised the referenced disclosure on page 67 to include the impact of sale revenue and seasonality on the account balances and the related turnover days during the interim period ended September 30, 2010.
Principal and Selling Shareholders, page 102
3.	Please revise footnote four to the beneficial ownership table to reflect the ownership percentage after the offering for the selling shareholders if the overallotment is exercised. Such information is required by Item 506 of Regulation S-K. Consider providing the information in footnote four in tabular format.
In response to the Staff’s comment, the Company has revised footnote four on page 102 to reflect in tabular format the beneficial ownership percentage after the offering for the selling shareholders if the overallotment is exercised in full.
Part II
Item 8. Exhibits and Financial Statement Schedules
4.	Exhibit 5.1 refers to the Director’s Certificate, which the exhibit states is attached to the exhibit. Please file exhibit 5.1 in its entirety, including this attachment.
In response to the Staff’s comment, the Company has filed exhibit 5.1 in its entirety, including the Director’s Certificate.
5.	We note your response to comment seven from our letter dated November 3, 2010, which states that these contract terms are included on a case by case basis after negotiation with each of the distributors. Given this response, it does not appear this is a standard form of agreement. Please file each material agreement with your distributors as exhibits.
The comment from the Staff is noted. The form of “Franchise Provincial General Distributorship Contract” that was filed as Exhibit 10.2 is in fact the standard form that the Company uses for all of its distributorship arrangements. The only terms that have been omitted are the party names, territory to be covered, term of the contract and other commercial terms that vary based on the size of the market to be covered, including deposit amount, minimum purchase commitments/sales volumes, size of showrooms and outdoor advertisements and number of outlets to be opened. The other terms are standard. In response to the Staff’s comment, the Company is filing, in addition to this form, three distributorship contracts that cover the Chinese provinces of Zhejiang, Hunan and Guangxi. The Company views these three distributors as the only major distributors upon which it materially depends and which would be the most difficult to replace. Also, these three distributors are the only distributors that accounted for more than 5% of the

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Company’s revenues in the nine months ended September 30, 2010, specifically 8.6%, 5.6% and 5.4%, respectively (taking into account the recent restructuring that resulted in more department store outlets being controlled through distributors).
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     If you have any questions regarding this letter, you may reach me by telephone at my office in Beijing, China at (86) 10 5922-8002 or on my cell phone at (86) 139 1012-7951 or by fax at (86) 10 6563-6002.
     Questions pertaining to accounting matters may also be directed to Mr. Chee Jiong Ng, chief financial officer of China Xiniya, at (86) 595 6532-3882 or at (86) 136 5593-9932 (cell phone).
Sincerely yours,
/s/ Alan Seem
Alan Seem

cc:	Qiming Xu — Chairman
Chee Jiong Ng — Chief Financial Officer
China Xiniya Fashion Limited

Benedict Tai
Jones Day